Exhibit 99.1

JA Solar Withdraws from Price Undertaking in the European Union

JA Solar will continue to serve the EU market through its manufacturing facilities outside of China

Beijing, China, September 28, 2016 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its decision to withdraw from the European Union’s (“EU”) price undertaking. The Company will now serve the European market through its manufacturing facilities outside of China.

In December 2013, the Council of the European Union imposed definitive anti-dumping and anti-subsidy duties on solar cells and panels imported from China. In parallel, the European Commission accepted a price undertaking, whereby companies were required to sell solar cells and panels in the EU at a price above a fixed Minimum Import Price (“MIP”), or else be levied by the anti-dumping and anti-subsidy duties. Facing anti-dumping and anti-subsidy duties of 51.5% and 5.0%, respectively, JA Solar chose to participate in the price undertaking at the time and has since demonstrated full compliance with its terms and conditions.

However, JA Solar believes the MIP currently put in place no longer accurately reflects the market environment, as the average selling prices in the EU are already considerably below the today’s MIP and continue to decrease. The Company has thus come to the conclusion that it can only stay competitive in the EU markets if it withdraws from the price undertaking.

Mr. Baofang Jin, JA Solar’s Chairman and CEO, commented, “We are committed to fair trade and market competition, as reflected by our prior participation and compliance with the terms of the price undertaking. We strongly believe, however, that the current MIP does not reflect the recent pricing trend in the market, because selling prices continue to decline, while the MIP has remained at an unchanged level for the last 18 months. Unfortunately, the current MIP adversely impacts our ability to execute our business strategy and hinders the European solar industry from growing. As a result, we believe that withdrawing from the price undertaking agreement is our only choice to be competitive and further our goal of providing clean energy to the EU. This step will be beneficial to EU power producers, consumers, and the environment.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial and utility-scale power generation. The Company’s standard and high-efficiency product offerings are among the most powerful in the industry. JA Solar shipped 4.0 GWp of solar power products in 2015. The Company is headquartered in Beijing and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

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